UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

PetroLogistics LP

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

71672U101

(CUSIP Number)

Richard P. Swanson, Esq.

YSOF Propylene Investor, LLC
c/o York Capital Management
767 Fifth Avenue, 17th Floor

New York, New York 10153

Telephone: (212) 300-1300

With copies to:

Robert E. Holton, Esq.

Lily J. Lu, Esq.

Arnold & Porter LLP

399 Park Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71672U101	13D

1) NAMES OF REPORTING PERSONS

YSOF Propylene Investor, LLC

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE

INSTRUCTIONS)

(a) ☐

(b) ☒

3) SEC USE ONLY

4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6) CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7) SOLE VOTING POWER	16,557,081
SHARES
BENEFICIALLY	8) SHARED VOTING POWER	-0-
OWNED BY
EACH	9) SOLE DISPOSITIVE POWER	16,557,081
REPORTING
PERSON WITH	10) SHARED DISPOSITIVE POWER	-0-

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,557,081

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES OF COMMON STOCK (SEE INSTRUCTIONS)

☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 11.9%

14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Units representing limited partner interests (the “Common Units”) in PetroLogistics LP (the “Partnership”).

The principal executive offices of the Partnership are located at 600 Travis Street, Suite 3250, Houston, Texas 77002.

Item 2.	Identity and Background

(a)                           This Statement is being filed by YSOF Propylene Investor, LLC, a Delaware limited liability company (“YSOF” or the “Reporting Person”).

This Statement is being filed by YSOF with respect to 16,557,081 Common Units directly owned by YSOF.

York Special Opportunities Fund AIV II, L.P., a Delaware limited partnership (“Special Opportunities”), York Special Opportunities Fund (PIV-A), L.P., a Delaware limited partnership (“Special Opportunities PIV-A”), and YSOF (PIV-B) Sub II, LLC, a Delaware limited liability company (“Special Opportunities PIV-B”), are the members of YSOF. Special Opportunities owns 60% of YSOF, Special Opportunities PIV-A owns 5% of YSOF and Special Opportunities PIV-B owns 35% of YSOF.

York Special Opportunities Fund (PIV-B), L.P., a Cayman Islands exempted limited partnership (“YSOF PIV-B”), is the sole member of Special Opportunities PIV-B.

York Special Opportunities Domestic Holdings, LLC, a New York limited liability company (“Domestic Holdings”), is the general partner of each of Special Opportunities, Special Opportunities PIV-A and YSOF PIV-B.

York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA”), is the sole managing member of Domestic Holdings.

James G. Dinan is the chairman and one of two senior managers of YGA. Daniel A. Schwartz is also a senior manager of YGA.

The name of each director and each executive officer of YGA is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

(b)                          The principal business office address of each of YSOF, Special Opportunities, Special Opportunities PIV-A, Special Opportunities PIV-B, YSOF PIV-B, Domestic Holdings, YGA, James G. Dinan and Daniel A. Schwartz is:

c/o York Capital Management

767 Fifth Avenue, 17th Floor

New York, New York 10153

The business address of each other person named in Item 2(a) above is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

(c)                           YSOF is a privately owned investment limited liability company in the principal business of investing in the business operated by the Partnership’s wholly owned subsidiary PL Propylene LLC, a Delaware limited liability company (the “Operating Company”), including, without limitation, by purchasing for investment purposes securities and other financial instruments issued by the Partnership and certain of its affiliates.

Each of Special Opportunities, Special Opportunities PIV-A, Special Opportunities PIV-B and YSOF PIV-B is a privately owned investment limited partnership or limited liability company, as the case may be, in the principal business of investing in portfolio companies, including, without limitation, by purchasing for investment purposes securities and other financial instruments.

Domestic Holdings is a privately owned limited liability company in the principal business of acting as the general partner of Special Opportunities, Special Opportunities PIV-A and YSOF PIV-B.

YGA provides investment management services to certain investment funds and accounts for which it has discretionary investment authority.

The present principal occupation or employment of each other person named in Item 2(a) above is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

(d)-(e)                      Neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                            The citizenship of each natural person named in Item 2(a) above is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

On May 3, 2012, the Partnership commenced an initial public offering of 35,000,000 Common Units pursuant to a Registration Statement on Form S-1, as amended (File No. 333-175035) (the “IPO”), which IPO was completed on May 9, 2012. The transactions described below in this Item 3 were effected in connection with the IPO. Immediately prior to giving effect to the transactions described below: (i) the Reporting Person held 20% of the issued and outstanding Class A Units (the “20% Interest”) of PL Manufacturing LLC, a Delaware limited liability company (“PL Manufacturing”); (ii) PL Manufacturing was the sole member of Propylene Holdings LLC, a Delaware limited liability company (“Propylene Holdings”); (iii) Propylene Holdings was the sole member of the Operating Company and the sole member of PetroLogistics GP LLC, a Delaware limited liability company (the “GP”); and (iv) GP was the sole general partner of the Partnership and held a non-economic general partner interest in the Partnership, and Propylene Holdings was the sole limited partner of the Partnership and held 100% of the issued and outstanding limited partner interests (the “Limited Partner Interests”) in the Partnership. The source of the funds used by the Reporting Person to acquire the 20% Interest was the working capital of the Reporting Person, which was provided by capital contributions of its members.

On March 30, 2012, Propylene Holdings contributed to the Partnership all of the equity interests in the Operating Company, and Propylene Holdings distributed 1% of the Limited Partner Interests to PL Manufacturing. Immediately following the distribution of such 1% of the Limited Partner Interests to PL Manufacturing, PL Manufacturing distributed 0.8% of the Limited Partner Interests to LG Propylene LLC, a Delaware limited liability company (“LGP”), and 0.2% of the Limited Partner Interests to the Reporting Person, which distributions were made in accordance with the terms of the limited liability company agreement of PL Manufacturing. The contribution and distributions described in this paragraph were made pursuant to the Contribution, Conveyance and Assumption Agreement, dated as of March 30, 2012 (the “Contribution Agreement”), by and among the Partnership, PL Manufacturing and Propylene Holdings.

On May 3, 2012, the Limited Partner Interests were recapitalized pursuant to the First Amended and Restated Agreement of Limited Partnership of PetroLogistics LP, dated as of May 3, 2012 (the “Limited Partnership Agreement”). Pursuant to the Limited Partnership Agreement, the Limited Partner Interests held by the Reporting Person were reclassified into 275,000 Common Units, representing 0.2% of the issued and outstanding Common Units at such time, the Limited Partner Interests held by LGP were reclassified into 1,100,000 Common Units, representing 0.8% of the issued and outstanding Common Units at such time, and the Limited Partner Interests held by Propylene Holdings was recapitalized into 136,125,000 Common Units, representing 99.0% of the issued and outstanding Common Units at such time.

On May 9, 2012, which was the closing date of the IPO, the Partnership issued and sold 1,500,000 Common Units, and Propylene Holdings sold 33,500,000 of the Common Units owned by it. Immediately following such closing, Propylene Holdings distributed 102,625,000 Common Units to PL Manufacturing. In addition, on the closing date of the IPO, the following agreements were executed and delivered: (i) the Registration Rights Agreement, dated as of May 9, 2012 (the “Registration Rights Agreement”), by and among the Partnership, David Lumpkins, Nathan Ticatch, LGP and the Reporting Person; (ii) the Omnibus Agreement, dated as of May 9, 2012 (the “Omnibus Agreement”), by and among the Partnership, the GP, Propylene Holdings, PL Manufacturing and the Operating Company; and (iii) the Pledge Agreement, dated as of May 9, 2012 (the “Pledge Agreement”), by and among the holders of Common Units who are also members of PL Manufacturing, including the Reporting Person and LGP, in favor or PL Manufacturing.

On June 18, 2012, PL Manufacturing distributed 97,493,750 Common Units to all of its members, including the Reporting Person and LGP (collectively, the “PL Manufacturing Members”), in accordance with the distribution provisions of the limited liability company agreement of PL Manufacturing.

Under the Registration Rights Agreement, YSOF has the right to request that the Partnership register the sale of Common Units held by YSOF, and YSOF may exercise certain piggy back registration rights with respect to its Common Units if the Partnership elects to register any of its equity interests.

The Omnibus Agreement and the Pledge Agreement relate to certain propane swap transactions, dated October 7, 2011, between the Operating Company and J. Aron & Company, which propane swap transactions are intended to reduce the Operating Company’s exposure to propane prices for the years ended December 31, 2012 and 2013 (the “Propane Swaps”). The Omnibus Agreement and the Pledge Agreement will remain in place for so long as the Propane Swaps are outstanding.

Pursuant to the Omnibus Agreement, the parties agreed as follows: (i) the GP assumed all of the Operating Company’s obligations under the Propane Swaps and was allocated all of the Operating Company’s rights under the Propane Swaps; (ii) all payments received under the Propane Swaps shall be distributed to the GP on a quarterly basis, and as soon as reasonably practicable after its receipt of each such distribution, the GP shall distribute such amount to Propylene Holdings, which shall distribute such amount to PL Manufacturing, which shall then, among other things, distribute such amount (or portion thereof) attributable to the Common Units pledged pursuant to the Pledge Agreement (collectively, the “Pledged Units”) to the PL Manufacturing Members, on a pro rata basis according to the respective percentage ownership of Pledged Units held by the PL Manufacturing Members; (iii) in the event any amount is required to be paid to J. Aron & Company pursuant to the Propane Swaps (each such amount, the “Propane Swap Payment Obligation”), then PL Manufacturing shall pay to the GP an amount equal to such Propane Swap Payment Obligation, which amount will be contributed by the GP to the Partnership; and (iv) any amounts required to be paid by PL Manufacturing pursuant to the foregoing clause (iii) will be funded primarily by quarterly distributions in respect of (A) the Pledged Units to which PL Manufacturing, as collateral agent, is entitled pursuant to the Pledge Agreement and (B) the Common Units held by PL Manufacturing and subject to the Omnibus Agreement.

Pursuant to the Pledge Agreement, the PL Manufacturing Members agreed to pledge to PL Manufacturing, as collateral agent, a number of Common Units such that at all times the market value of all Pledged Units and all Common Units owned by PL Manufacturing that are subject to the Omnibus Agreement are equal to or greater than 10 times the mark-to-market value of the Propane Swaps, but in no event shall the number of Pledged Units be greater than the amount of Common Units distributed to PL Manufacturing and the PL Manufacturing Members in the transactions described above. PL Manufacturing will receive all quarterly distribution payments that the Partnership makes in respect of any Pledged Units and any Common Units owned by it that are subject to the Omnibus Agreement. Of this distribution amount, PL Manufacturing will (i) first, contribute to the Partnership an amount equal to the total sum of all Propane Swap Payment Obligations paid during the quarter, (ii) second, establish and maintain a cash reserve as reasonably necessary, (iii) third, distribute any excess cash attributable to the then Pledged Units to the PL Manufacturing Members and (iv) fourth, retain or distribute any excess cash attributable to the Common Units owned by it that are then subject to the Omnibus Agreement.

In any quarter in which the aggregate distributions paid on the then Pledged Units and the Common Units owned by PL Manufacturing that are then subject to the Omnibus Agreement are less than the Propane Swap Payment Obligations for such quarter, PL Manufacturing will apply any cash reserve toward the shortfall. PL Manufacturing and each of the PL Manufacturing Members will have the option to fund its pro rata portion of any remaining shortfall (after application of the cash reserve) with cash. In the event that a PL Manufacturing Member elects not to fully fund its pro rata portion of the remaining shortfall, PL Manufacturing, acting as collateral agent, will liquidate a number of such PL Manufacturing Member’s then Pledged Units sufficient to cover its remaining share of the shortfall. Similarly, if PL Manufacturing fails to fund its pro rata portion of the remaining shortfall with cash, PL Manufacturing shall liquidate a number of its Common Units that are then subject to the Omnibus Agreement sufficient to cover its share of the remaining shortfall.

The preceding description of the Contribution Agreement, the Limited Partnership Agreement, the Registration Rights Agreement, the Omnibus Agreement and the Pledge Agreement is a summary only and is qualified in its entirety by reference to the copies of the Contribution Agreement, the Limited Partnership Agreement, the Registration Rights Agreement, the Omnibus Agreement and the Pledge Agreement filed as exhibits to this Statement and incorporated herein by this reference. In addition, the preceding description of the Contribution Agreement, the Limited Partnership Agreement, the Registration Rights Agreement, the Omnibus Agreement and the Pledge Agreement is qualified in its entirety by reference to, and is based on, the summaries of such documents set forth in the Partnership’s prospectus (the “Prospectus”) filed pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “SEC”) on May 7, 2012 and the Partnership’s Current Report on Form 8-K filed with the SEC on May 14, 2012.

Item 4.	Purpose of Transaction

The Reporting Person acquired the securities of the Partnership described in Item 5 of this Statement for investment purposes. The Reporting Person intends to review the Reporting Person’s investment in the Partnership on a continuing basis. The Reporting Person reserves the right to purchase or acquire additional Common Units, including without limitation in connection with any of the transactions described in Item 3 of this Statement, either separately or together with other persons, to sell all or some of the Common Units beneficially owned by it, including, without limitation, pursuant to any registration statement under the Securities Act to be filed and kept effective by the Partnership under the Registration Rights Agreement, or to otherwise trade in the Common Units, in open market or private transactions, provided that in its judgment such transactions present an attractive (long- or short-term) opportunity for profit. The Reporting Person also reserves the right to acquire or dispose of derivatives or other instruments related to Common Units or other securities of the Partnership, provided that in its judgment such transactions are advisable.

Pursuant to the Limited Partnership Agreement, all management powers over the business and affairs of the Partnership are exclusively vested in the GP, and pursuant to the Limited Liability Company Agreement of PetroLogistics GP LLC, dated as of June 9, 2011 (the “Operating Agreement”), made by Propylene Holdings, the business and affairs of the GP are managed by or under the direction of a Board of Directors (the “GP Board”). By virtue of the Reporting Person’s 20% Interest in PL Manufacturing at such time, the Reporting Person designated one person who was appointed in June 2011 as a member of the GP Board, and as of the date hereof, the GP Board consists of a total of nine directors.

Pursuant to the Limited Partnership Agreement, the GP may only be removed from its position as general partner if such removal is approved by the holders of not less than 66 2/3% of the outstanding Common Units, including Common Units held by the GP and its affiliates, voting as a single class.

The Limited Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the GP as the general partner of the Partnership. If any person or group, other than the GP and its affiliates, acquires beneficial ownership of 20% or more of any class of partnership interests, that person or group loses voting rights with respect to all of such partnership interests. This loss of voting rights does not apply to any person or group that acquires partnership interests directly from the GP or its affiliates (except the Partnership) and any transferees of that person or group approved by the GP or to any person or group who acquires partnership interests with the prior approval of the GP.

The preceding description of the Operating Agreement and the Limited Partnership Agreement is a summary only and is qualified in its entirety by reference to the copies of the Operating Agreement and the Limited Partnership Agreement filed as exhibits to this Statement and incorporated herein by this reference. In addition, the preceding description of the Operating Agreement and the Limited Partnership Agreement is qualified in its entirety by reference to, and is based on, the summaries of such documents set forth in the Prospectus.

Except as set forth herein, the Reporting Person does not have any plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D.

The Reporting Person reserves the right to consider, either separately or together with other persons, plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in Items 4(a)-(j) of Schedule 13D in the future depending upon then existing factors, including without limitation the market for the Common Units, the Partnership’s then prospects, alternative investment opportunities, general economic and money-market investment conditions and other factors deemed relevant from time to time.

Item 5.	Interest in Securities of the Issuer

(a)                           (i) YSOF may, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), be deemed to be the beneficial owner of 16,557,081 Common Units, which constitute approximately 11.9% of the issued and outstanding Common Units.

(ii) As the member of YSOF owning 60% of YSOF, Special Opportunities may be deemed to be the beneficial owner of the Common Units beneficially owned by YSOF.

(iii) As the general partner of Special Opportunities, Domestic Holdings may be deemed to be the beneficial owner of the Common Units beneficially owned by YSOF.

(iv) As the sole managing member of Domestic Holdings, YGA may be deemed to be the beneficial owner of the Common Units beneficially owned by YSOF.

The number of Common Units beneficially owned and the percentage of outstanding Common Units represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentages of ownership described above are based on 139,576,539 Common Units outstanding as of June 15, 2012 as reported in the Partnership’s Quarterly Report on Form 10-Q filed with the SEC on June 18, 2012.

(b)                           (i) YSOF may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 16,557,081 Common Units.

(ii) As the member of YSOF owning 60% of YSOF, Special Opportunities may be deemed to have the sole power to dispose of, direct the disposition of vote or direct the vote of the Common Units beneficially owned by YSOF.

(iii) As the general partner of Special Opportunities, Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the Common Units beneficially owned by YSOF.

(iv) As the sole managing member of Domestic Holdings, YGA may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the Common Units beneficially owned by YSOF.

(v) To the knowledge of the Reporting Person, except as described above, none of the persons named in Item 2(a) above has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any shares of Common Units.

(c)                            Except as set forth herein or in Exhibits filed herewith, neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named in Item 2(a) above has effected any transaction in the Common Units within the past sixty days.

(d)                            The right to receive dividends from, or the proceeds from the sale of, all Common Units reported in this Statement as beneficially owned by the Reporting Person is held by the Reporting Person. Each of Special Opportunities, Special Opportunities PIV-A, Special Opportunities PIV-B, YSOF Piv-B, Domestic Holdings and YGA disclaims beneficial ownership of all Common Units reported in this Statement pursuant to Rule 13d-4 under the Exchange Act.

Except as set forth in this Item 5(d), to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Common Units deemed to be beneficially owned by the Reporting Person.

(e)                            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in response to Item 3 and Item 4 above is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The exhibits listed on the Index of Exhibits of this Statement are filed herewith.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:  June 28, 2012

YSOF PROPYLENE INVESTOR, LLC

By:	York Special Opportunities Fund AIV II, L.P, a member

	By:	York Special Opportunities Domestic Holdings, LLC, its general partner

		By:	/s/ Richard P. Swanson
Richard P. Swanson
General Counsel

INDEX OF EXHIBITS

Exhibit No.	Description

1	Directors and Executive Officers of York Capital Management Global Advisors, LLC.

2.	Contribution, Conveyance and Assumption Agreement, dated as of March 30, 2012, by and among PetroLogistics LP, PL Manfacturing LLC and Propylene Holdings LLC (previously filed as Exhibit 10.1 to Amendment No. 5 to the Registration Statement on Form S-1 (Registration No. 333-175035) of PetroLogistics LP filed with the Securities and Exchange Commission on April 2, 2012).

3.	First Amended and Restated Agreement of Limited Partnership of PetroLogistics LP, dated as of May 3, 2012, by and among PetroLogistics GP LLC, as general partner, Propylene Holdings LLC, as the initial limited partner, and each other person who becomes a partner or party thereto (previously filed as Exhibit 3.1 to the Current Report on Form 8-K of PetroLogistics LP filed with the Securities and Exchange Commission on May 9, 2012).

4.	Registration Rights Agreement, made and entered into as of May 9, 2012, by and among PetroLogistics LP, David Lumpkins, Nathan Ticatch, LG Propylene LLC and YSOF (previously filed as Exhibit 4.1 to the Current Report on Form 8-K of PetroLogistics LP filed with the Securities and Exchange Commission on May 14, 2012).

5.	Omnibus Agreement, dated as of May 9, 2012, by and among PetroLogistics LP, PetroLogistics GP LLC, Propylene Holdings LLC, PL Manufacturing LLC and PL Propylene LLC (previously filed as Exhibit 10.1 to the Current Report on Form 8-K of PetroLogistics LP filed with the Securities and Exchange Commission on May 14, 2012).

6.	Pledge Agreement, dated as of May 9, 2012, by and among the holders of Common Units who are also members of PL Manufacturing LLC, in favor of PL Manufacturing LLC.

7.	Limited Liability Company Agreement of PetroLogistics GP LLC, dated as of June 9, 2011, by Propylene Holdings LLC (previously filed as Exhibit 3.4 to Amendment No. 5 to the Registration Statement on Form S-1 (Registration No. 333-175035) of PetroLogistics LP filed with the Securities and Exchange Commission on April 2, 2012).

EXHIBIT 1

DIRECTORS AND EXECUTIVE OFFICERS OF YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC.

Name	Title	Principal Business Address	Principal Occupation	Citizenship

James G. Dinan	Chief Executive Officer	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management York Capital Management 767 Fifth Avenue 17th Fl. New York, New York 10153	USA
Daniel A. Schwartz	Chief Investment Officer	767 Fifth Avenue New York, New York 10153	Investment management York Capital Management 767 Fifth Avenue 17th Fl. New York, New York 10153	Canada
John J. Fosina	Chief Financial Officer	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management York Capital Management 767 Fifth Avenue 17th Fl. New York, New York 10153	USA